UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

The ODP Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88337F105
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 20th Floor New York, NY 10017 (212) 707-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 88337F105	SCHEDULE 13D/A	Page 2 of 6 Pages

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF (See Item 3)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 3,000,000
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 3,000,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,000,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.9%

(14)	TYPE OF REPORTING PERSON: IA, OO (Delaware limited liability company)

CUSIP No. 88337F105	SCHEDULE 13D/A	Page 3 of 6 Pages

(1)	NAME OF REPORTING PERSON: Parag Vora

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF (See Item 3)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 3,000,000
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 3,000,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,000,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.9%

(14)	TYPE OF REPORTING PERSON: IN

CUSIP No. 88337F105	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by: (i) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the HG Vora Special Opportunities Master Fund, Ltd. (the “Fund”), a Cayman Islands exempted company, with respect to the shares of Common Stock directly owned by the Fund; and (ii) Parag Vora, the Manager of HG Vora Capital Management, LLC (the “Principal,” and collectively with the Manager, the “Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

All investment and voting decisions for the Fund have been delegated to the Manager.  In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Fund. The Manager does not directly own any shares of Common Stock.

The filing of this statement should not be construed as an admission that the Reporting Persons or any of the forgoing persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.

(b)  The business office address of the Manager and the Principal is 330 Madison Avenue, 20th Floor, New York, NY 10017.

(c) The principal business of the Manager and the Principal is to provide investment advisory services to the Fund.

(d) During the last five years, neither the Reporting Person nor the Principal has been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, neither the Reporting Person nor the Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Manager is organized under the laws of the state of Delaware. The Principal is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 3,000,000 shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired in the ordinary course of business with working capital of the Fund set aside for the general purpose of investing at an aggregate purchase price of $62,989,500.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 13, 2023, the Issuer and the Fund entered into a Stock Purchase Agreement (the “Purchase Agreement”) pursuant to which, among other things, the Issuer agreed to repurchase from the Fund 2,000,000 shares of Common Stock. As consideration for the repurchase, the Issuer will pay the Fund $44.55 per share of Common Stock, for aggregate cash consideration of approximately $89,100,000. The Purchase Agreement contains customary representations, warranties, and conditions to closing. The transactions contemplated by the Purchase Agreement are expected to close on or about March 14, 2023.

CUSIP No. 88337F105	SCHEDULE 13D/A	Page 5 of 6 Pages

This summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 13, 2023, and included as Exhibit 99.1 hereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Manager and Principal– 3,000,000 shares of common stock, which represents 7.5% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 38,198,205 outstanding shares of Common Stock as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 13, 2023.

(c) Other than as set forth in Item 4, no Reporting Person has effected any transaction in the shares of Common Stock within the past sixty (60) days.

(d) No person other than the Reporting Persons and the Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On March 14, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, including the information disclosed in Item 4, the Reporting Persons does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1: Stock Purchase Agreement, dated as of March 13, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on March 13, 2023).

Exhibit 99.2: Joint Filing Agreement, dated as of March 14, 2023.

CUSIP No. 88337F105	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2023

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Manager

/s/ Parag Vora
Parag Vora